Kirkpatrick & Lockhart Preston Gates Ellis LLP 10100 Santa Monica Boulevard Seventh Floor Los Angeles, CA 90067

T 310.552.5000 www.Klgates.com

April 25, 2008	Katherine J. Blair
D 310.552.5017
F 310.552.5001
katherine.blair@klgates.com

Via Edgar and Overnight Delivery

Allen Morris
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, DC 20549-6010

Re:	Hong Kong Highpower Technology, Inc.
Form S-1
File No. 333-147355

Dear Mr. Morris:

On behalf of Hong Kong Highpower Technology, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement on Form S-1 that was originally filed on November 13, 2007 (the “Original Filing”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from the Original Filing. We have been advised that changes in Amendment No. 2 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated February 14, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Allen Morris
April 25, 2008

Management's Discussion and Analysis…, page 31

Results of Operations, page 36

Nine Months Ended September 30, 2007 and 2006, page 34

1.	Comment: Please revise to discuss the reasons for the 34% increase in average unit selling price. Reconcile with discussion later that you were unable to pass through increased nickel costs.

Response: The Company will revise the disclosures related to the increase in average unit selling price for the nine months ended September 30, 2007 and 2006 included in its quarterly report on form 10-Q for the period as follows:

“Net sales for the three and nine months ended September 30, 2007 were $19.9 million and $51.9 million compared to $13.6 million and $31.2 million for the three and nine months ended September 30, 2006, an increase of 46.5% and 66.2%, respectively. The increase in net sales for the nine months ended September 30, 2007 over the nine months ended September 30, 2006 was due to a 34% increase in the average selling price of our battery units and a 24% increase in the number of battery units sold, including $989,915 for the sale of scrap batteries during the nine months ended September 30, 2007. The 34% increase in the average selling price of our battery units was due to our agreement with our major customers in March 2007 to adjust the selling prices of our batteries in accordance with the market price of nickel. Prior to March 2007, we fulfilled customer orders under fixed-price, long-term sales contracts under which the selling price of the batteries was determined according to nickel costs prior to the sharp increase in the cost of nickel which began at the end of fiscal 2006. Because after March 2007, we were able to adjust the sales price of our batteries based on the cost of nickel, the average unit selling price increased 34% increase during the nine months ended September 30, 2007 compared to the comparable period in 2006.”

This revised disclosure was included in the Company’s amended 10-Q for the period ended September 30, 2007.

2.
Comment: Please revise to quantify the increased raw material costs and its impact upon cost of goods sold. Do you believe that these higher costs will persist? Explain how you will attempt to cope with this pressure on gross margins.

Response: We have revised the disclosure to quantify the increased raw material costs and its impact on costs of goods sold. We have also included disclosure regarding the Company’s belief that the increased costs of raw materials will not continue in the future and an explanation of how the Company will cope with pressure on gross margins.

Allen Morris
April 25, 2008

3.	Comment: Please quantify and discuss the reasons for the claimed “expansion of our market share.”

Response: We have revised the disclosure to quantify and disclose the reasons for the expansion of the Company’s market share.

4.
Comment: Refer to prior comment 10 and your response. Please revise to explain the principal reasons for labor cost increases in administrative expenses. Explain whether and why you believe administrative and other operating expenses as a percentage of sales is trending upward.

Response: We have revised the disclosure to include an explanation of the reasons for the increases in labor costs and administrative expenses and an explanation of why the Company believes that administrative and other operating expenses as a percentage of sales is not trending upward.

Guarantees of Bank Loans, page 40

5.	Comment: Briefly describe the principal terms of the personal guarantees provided by the officers.

Response: We have revised the disclosure to include a description of the principal terms of the personal guarantees provided by the officers.

6.	Comment: Describe any compensation paid or payable for the guarantees.

Response: We have revised the disclosure to indicate that there is no compensation paid or payable for the guarantees.

7.	Comment: Describe the extent to which the officer guarantees will remain in force after this offering.

Response: We have revised the disclosure to indicate that the officer guarantees remain in force after the offering.

Allen Morris
April 25, 2008

Certain Relationships and Related Transactions, page 61

8.
Comment: Refer to prior comment 25 and your response. Note 17 to the financial statements is captioned “Related Party Transactions.” It is unclear why your response indicates the Canhold International Limited is not a related party. Please reconcile.

Response: For clarification, the transaction with Canhold for 2007 was $21,134 and so it does not satisfy the threshold of $120,000 in Item 404 of Regulation S-K. As such, the transaction is not required to be disclosed.

Financial Statements, page F-1

9.	Comment: Please ensure the financial statements in the filing comply with the requirements of Rule 3-12 of Regulation S-X upon effectiveness.

Response: We have updated the financial statements and presented them in a comparative format.

Condensed Consolidated Statements of Operations, page F-4

10.
Comment: Please refer to prior comment 30. We note your response to our comment which discusses that, “amounts received from the sale of waste material are accounted for on the cash basis.” Please tell us the accounting basis for recognizing these transactions utilizing a non-accrual based accounting methodology. Please quantify the effect of recognizing the transactions on a cash basis as compared to an accrual basis for the periods presented.

Response: The Company has concluded that the method it has used for waste material, which is a minor part of its production process, is proper and in accordance with generally accepted cost accounting practices. The Company’s basis for using this accounting method, which has been confirmed by its accounting and financial consultants, is substantiated by their experience and by a review of current cost accounting methods in textbooks used by the accounting departments of colleges and universities in the United States to teach modern cost accounting. The textbooks the Company reviewed were Cost Accounting, Fourth Ed., Michael W. Maher and Edward B. Deakin and Cost Accounting: Foundations and Evolutions, pp 296-300, Sixth Ed., Michael R. Kinney, Jenice Prather-Kinsey, and Cecily A. Raiborn, pp 456-457, and a cost accounting outline used by college students, “Theory and Problems in Cost Accounting, Third Ed., Ralph S. Polimeni, Ph.D., CPA, CCA, Sheila A. Handy M.B.A., C.P.A., and James A Cashin, M.B.A., C.P.A., pp 87-88. The sources report minor by-products of the production cost cycle can be accounted for using methods the texts describe as the “Realized Value Method,” the “When Sold Method,” and as casual sales recorded when sold. One textbook described the acceptable recording for such sales as other income, revenues or an offset to cost of goods sold. All the sources concluded these methods are to be applied when the by-products or waste were considered by management to be minor or of little importance. Management has determined the waste materials are minor to production costs and its manufacturing process.

Allen Morris
April 25, 2008

The Company has maintained records on the weight of the waste on hand at each year-end. The weight was used as a basis to value the commodities embedded in the material using the then current commodity prices of each type of waste. This estimation process may not be precise, since the cost to recover the material may vary significantly depending on how far in the Company’s process the material became waste. A cost value of waste materials using a by-product cost accounting system would be difficult to reconstruct.

At December 31, 2004 and 2005, the estimated inventory values at commodity prices would have been approximately $4,228, and $2,627, respectively. At December 31, 2006, the value would be less than $5,361 and for 2007, it would be approximately $68,000. Based on these inventory amounts, the ending inventory of waste materials is minor compared to the Company’s production costs and to the Company’s reported net income. To delineate the immateriality of the waste material activity to the Company’s production during the period, set forth below is a table that combines inventory at estimated market value plus sales of waste during the each year as a percentage of cost of sales.

	Year
	2007	2006	2005	2004
Estimated Beginning value of Waste material	$5,361	$2,627	$4,228
Reduction to cost of sales (cash sales )	$160,170	99,285	$73,196
Estimated ending value of Waste material	68,000	5,361	2,627	4,228
Total sales and ending inventory	$228,170	104,646	$75,823

Cost of sales for the period	$63,791,248	$36,958,529	$20,757,320
% of waste estimated value divided by cost of sales	0.358%	0.283%	0.360%

The above table indicates the sales and inventory of waste material is minor to the Company’s production process, less one-half of one percent, and in 2007, less than four-tenths of one percent. In the above presentation, in order to be conservative, the Company has not increased its cost of sales for the sales value of the waste materials.
The Company estimated the cumulative difference between using the “as realized method” versus the “accrual method” would be the cost value of the ending 2007 inventory. The Company does not have the production cost value, although it believes such amount would be lower than the estimated commodity value by approximately one-third. If the Company were to use the 2007 ending inventory as priced above, the cumulative effect on net income would be $0.0043 per share ($68,000/15,731,988 shares). The Company has concluded the difference between the method suggested by the Staff and any difference in methods is insignificant on both an overall and cumulative basis.

Allen Morris
April 25, 2008

In light of the above, the Company has added to the description of its inventory policy in Note 2 of the Consolidated Financial Statements a disclosure of the handling of waste and the amount of cash proceeds recorded during each year.

The Company believes its accounting policy is in wide use for minor by-products of the production process and is a generally accepted method. As such, the Company further believes the only requirement for interim and year end periods is that the amount offset against cost of sales should be disclosed if it is significant. The Company has therefore concluded the reconstruction effort to determine the “accrual method” is inappropriate until the waste material become a more significant part of its production costs and justifies the cost of accounting for these materials on the “accrual basis.”

Note 11. Intangible Asset, page F-17

11.
Comment: Please refer to prior comment 31. We note that your response to our comment and revisions to the disclosure which state that you “will pay a license fee of up to $1.0 million based on gross sales of Consumer Batteries.” Based on disclosures in the investing activities section of your cash flow statement on page F-5, it appears the $1.0 million intangible asset recorded was a result of cash payments made under the agreement. If that is not the case, please tell us whether you have recorded a liability for any amounts due in your September 30, 2007 balance sheet. Also, confirm that the license agreement required both an initial up front payment of $1.0 million and future license fees of up to $1 million based on gross sales of the licensed product. If this is not the case and you are not legally obligated to make any payments under the agreement until sales of the licensed product are made, please discuss the accounting basis for recognizing an intangible asset for $1.0 million. Lastly, please revise the disclosure in the filing to address the matters outlined in our comment.

Response: We have revised the disclosure to clarify the amounts paid and payable under the agreement with Ovonic and to discuss the accounting basis for recognizing an intangible asset for $1 million.

Allen Morris
April 25, 2008

Note 16. Commitments and Contingencies, page F-19

Contingencies, page F-19

12.
Comment: Refer to prior comment 32. We note your response to our comment and amendment to the filing. We see that you consider the bills discounted to be similar to qualified factoring arrangement with limited recourse. Please support your accounting policy for these bills receivable with references to authoritative accounting literature, refer to SFAS 140 or other applicable literature. Please specifically address why the referenced transactions do not represent secured borrowings. Additionally, please tell us and revise the filing to clarify, if true, that the amount disclosed as “bills discounted” herein represent the gross amount of factored receivables uncollected by the bank at each balance sheet date.

Response: Our accounting policy for Bills Discounted is based on a business relationship with our bank. They purchase letters of credits we have obtained in the ordinary course of business from a few customers; it is a small part of our activities. At December 31, 2007, the bills discounted represent only $106,378 as compared to $ 41,282,347 of current assets and $37,366,384 of current liabilities; in 2006, the amounts are $1,323,442 as compared to $26,572, 627 of current assets and $24,571,013 of current liabilities. The bills discounted are insignificant at December 31, 2007 and less than 5% of current assets in 2006. We believe the bills discounted are appropriately presented in our financial statements for both periods. We are presenting below an analysis of this activity under SFAS 140 paragraph 9, which we believe is the appropriate single analysis required based on the actual sale of the Bills to the bank and based on the significance of the bills discounted.

Analysis of Paragraph 9 of SFAS 140

The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a.	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 and 28).

Allen Morris
April 25, 2008

The Company has sold to the bank the letters of credit obtained from our customers. These transactions are traditional Documentary Credit transactions, which is a common business practice in Hong Kong. We have no rights as transferor in the bills once they are sold to the bank. While we have no legal opinion on the bankruptcy remoteness of these assets, we believe that the rights under the letters of credit have been surrendered in the sale and we have no beneficial interest in the asset and neither would our creditors, principally because it is no longer our property. The bank has recourse against us if the documentation for the letters of credit is improper or incomplete and the paying Bank will not pay the letter of credit upon presentation because of flaws in the documents. Before the purchase of these letters of credit by our bank, they confirm that the documents were appropriate and in good condition, they will "negotiate" and buy the bills (i.e. discount the bills and pays us). The whole set of documents then are presented by the purchasing bank to the Letter of Credit issuing bank to make a claim for payment when due. On the remote event that the counterparty bank is unable to honor the claim because it is financially incapable, then the purchasing bank could have recourse to our assets.

Each transferee (or, if the transferee is a qualifying SPE (paragraph 35). each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (paragraphs 29-34).

These bills once purchased by the Bank are its property and it can pledge, exchange or resell them as it sees fit. There are no constraints on use of the asset by the purchasing bank.

b.
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity (paragraphs 47-49) or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call (paragraphs 50-54).

After the sale of the Letters of Credit to the bank, we no longer have control of any kind over the Letters of Credit. We can only be made to repay the amount received by us under the circumstances described above.

We believe, based on the analysis of SFAS 140, the program has fulfilled the basic requirements of SFAS 140 to report these bills discounted as a contingent amount removing the asset and liability from our balance sheets. This arrangement is not well documented in a written agreement, as it is done on a bill-at-a-time basis. It is a very small program and results in only a minor amount at each balance sheet date. The Letters of Credit are due soon after they are purchased by the bank.

Allen Morris
April 25, 2008

Based on the analysis above and the fact that this relates to and insignificant amount at December 31, 2007 we have concluded that our accounting is appropriate for all periods presented. In the future, we will either abandon the program or have it documented with the bank more formally instead of a bill-at-a-time basis. While it is possible to interpret that Company’s policy may not meet all of the criteria in paragraph 9 of SFAS 140, the Company believes the amounts to be immaterial at December 31, 2007 and will not be very significant in the future. Additionally, by March 1, 2008 all contingencies have expired as to the Bills discounted at December 31 and prior.

Note 21. Restatement, page F-22

13.
Comment: We note the disclosure in the second paragraph, stating that “the Company adjusted reorganization cost, which had been accounted as a charge to additional previously which accounted as paid-in capital to fees and costs related to reorganization.” Please revise the filing to present a clear and grammatically correct description of the reason for the restatements to your financial statements.

Response: We have revised the disclosure to present a clearer description of the reasons for the restatements to the Company’s financial statements.

Note 3. Summary of Significant Accounting Policies, page F-40, page F-40

Revenue Recognition, page F-44

14.
Comment: Please refer to prior comment 38. We note your response to our comment and amendment to the filing. Your current disclosure states a double negative and it is not clear based on the usage of the word “if” whether you have issued any volume discounts. Please tell us and revise the filing to clarify whether any volume incentives exist and specifically how they are recorded. Furthermore, in your response, please detail how your accounting for volume incentives comply with EITF 01-09 or EITF 00-22. Please also apply this comment to your disclosure on page 34 and F-11.

Response: We have revised the disclosure on the referenced pages to indicate that the Company does not offer any volume discounts.

15.	Comment: In this regard, please revise the first paragraph of your revenue recognition policy here and on pages 34 and F-11 to correct the typographical error and replace “probably” with “probable.”

Response: We have revised the disclosure to correct the typographical error.

Allen Morris
April 25, 2008

Selling Shareholder Table in Resale Prospectus

16.	Comment: Please revise the footnotes so that they are numbers to correspond with the numbers in the table, rather than using bullet points.

Response: We have revised the footnotes to correspond with the numbers in the selling shareholder table in the Resale Prospectus.

Exhibits

17.	Comment: Please note that we may have further comments when we complete our review of your confidential treatment request.

Response: We note your comment and will address any additional comments you have regarding the Company’s confidential treatment request.

*   *   *   *   *

Sincerely,

/s/ Katherine J. Blair
Katherine J. Blair

KJB:lb
Enclosures